J6



16021289

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2015 (MM/DD/YY) AND ENDING March 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert Blum Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Van Ness Avenue, Suite 415
(No. and Street)

San Francisco	California	94109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Blum 415-673-2793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Blum Municipals, Inc., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 26 day of MAY 2016 by ROBERT BLUM proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President
Title



KINRY C. LOUIE
Commission # 2054930
Notary Public - California
San Francisco County
My Comm. Expires Feb 8, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Robert Blum Municipals, Inc.

We have audited the accompanying statement of financial condition of Robert Blum Municipals, Inc. as of March 31, 2016, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Robert Blum Municipals, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Blum Municipals, Inc. as of March 31, 2016 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Robert Blum Municipals, Inc.'s financial statements. The supplemental information is the responsibility of Robert Blum Municipals, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 27, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Robert Blum Municipals, Inc.
Statement of Financial Condition
March 31, 2016

Assets

Cash	$	26,795
Receivable from clearing organization		648,186
Deposit at clearing organization		30,000
Securities owned, at fair market value		184,252
Deposits		700
Total assets	$	889,933

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	5,702
Payable to clearing organization		185,240
Liabilities subordinated to the claims of general creditors		250,000
Total liabilities		440,942

Contingencies

Stockholder's equity

Common stock, no par value, 25,000 shares authorized, 5,000 shares issued and outstanding,		150,000
Retained earnings		298,991
Total stockholder's equity		448,991
Total liabilities and stockholder's equity	$	889,933

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Income
For the Year Ended March 31, 2016

Revenues		
Trading	$	305,063
Interest		9
Total revenues		305,072
Expenses		
Employee compensation and benefits		163,835
Communications		49,665
Promotional		5,317
Regulatory fee		12,889
Professional fees and other		20,859
Interest		22,516
Occupancy		21,599
Total expenses		296,680
Net income (loss) before income tax provision		8,392
Income tax provision		800
Net income (loss)	$	7,592

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2016

	Common Stock	Retained Earnings	Total
Balance at March 31, 2015	$ 150,000	$ 291,399	$ 441,399
Net income (loss)	-	7,592	7,592
Balance at March 31, 2016	$ 150,000	$ 298,991	$ 448,991

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended March 31, 2016

	Total
Balance at March 31, 2015	$ 250,000
Increase:	
Accrual of interest	22,500
(Decrease):	
Payment of interest	(22,500)
Balance at March 31, 2016	$ 250,000

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2016

Cash flow from operating activities:		
Net income (loss)		$ 7,592
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in :		
Receivable from clearing organization	$ (3,034)	
Securities owned, at fair market value	(58,466)	
(Decrease) increase in :		
Accounts payable and accrued expenses	242	
Payable to clearing organization	58,444	
Total adjustments		(2,814)
Net cash provided by (used in) operating activities		4,778
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		4,778
Cash at March 31, 2015		22,017
Cash at March 31, 2016		$ 26,795

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 22,516
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2016

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robert Blum Municipals, Inc. (the "Company") was incorporated in the State of California on April 17, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all of its business consists of trading municipal securities in a principal capacity.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities owned by the Company are classified as trading securities and stated at their fair market value based on market prices. Trading revenue consists of both realized gains or losses from the sale of marketable securities and unrealized gains or losses on marketable securities.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2016

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

NOTE 2: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement with Hilltop Securities ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The Clearing Broker has custody of the Company's deposit balance of $30,000, which serves as collateral for securities transactions pursuant to the clearance agreement.

The Company also maintains an interest-earning cash balance at the Clearing Broker that was $645,833 at March 31, 2016. In addition, the Company has introduced trade date basis securities transactions to the Clearing Broker that result in trade date basis trading revenue receivable of $2,353 at March 31, 2016. The Company classifies the combination of the interest-earning cash balance and the trade date basis receivable as "receivable from clearing organization".

NOTE 3: SECURITIES OWNED, AT FAIR MARKET VALUE

Securities owned, at market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value based on market prices. Municipal securities for which there is no market on a securities exchange or no independent publicly quoted market price are valued at fair value as determined by management. At March 31, 2016 these securities are carried at their fair market value of $184,252, which is $989 less than cost.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2016

NOTE 4: PAYBLE TO CLEARING ORGANIZATION

As discussed in Note 3 (Securities owned, at market value), the Company acquired its municipal bond positions using credit extended from the clearing organization. At March 31, 2016, the credit balance payable to the clearing organization was $185,240. To the extent that this liability is collateralized by the municipal bond positions owned and in the custody of the clearing organization, it is not included in aggregate indebtedness for the purpose of SEC Rule 15c3-1(c)(1).

NOTE 5: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income taxes expense (benefit)	$ 800	$ -	$ 800

The Company has available at March 31, 2016, unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $1,416. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and California tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for California purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 6: RELATED-PARTY TRANSACTIONS

Interest paid on borrowings under subordinated liability agreements totaled $22,500 for the year ended March 31, 2016, and was paid to the Company's sole shareholder. The Company leases all of its office equipment from the Company's sole shareholder. Lease payments for the equipment totaled $4,312 for the year ended March 31, 2016.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 7: FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

Assets	Level 1	Level 2	Level 3	Total
Securities owned, at fair market value	$ -	$ 184,252	$ -	$ 184,252
TOTALS	$ -	$ 184,252	$ -	$ 184,252

NOTE 8: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at March 31, 2016, are listed in the following:

	Amount
Subordinated note, 9%, due August 31, 2018	$ 100,000
Subordinated note, 9%, due June 30, 2019	150,000
	$ 250,000

The subordinated borrowings are covered by agreements approved by FINRA, and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9: PROFIT SHARING PLAN

The Company's profit sharing plan (the "Plan") covers all eligible employees. The plan was effective on August 1, 1995, and provides for a Company contribution of up to 25% of eligible compensation. All contributions to the plan are at the discretion of the Company. The Company did not make any contribution to the Plan for the year ended March 31, 2016.

Robert Blum Municipals, Inc.
Notes to Financial Statements
March 31, 2016

NOTE 10: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 11: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2016, the Company had net capital of $692,352 which was $592,352 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($6,690) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

Robert Blum Municipals, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2016

Computation of net capital		
Total stockholder's equity		$ 448,991
Add:		
Subordinated liabilities allowable for net capital computation		250,000
Total stockholder's equity qualified for net capital		698,991
Less: Non-allowable assets		
Deposits	(700)	
Total non-allowable assets		(700)
Net capital before haircuts		698,291
Haircut on equity securities	(5,939)	
Total haircuts and undue concentration		(5,939)
Net Capital		692,352
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 446	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 592,352
Aggregate indebtedness		$ 6,690
Ratio of aggregate indebtedness to net capital		0.01 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2016.

Robert Blum Municipals, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of March 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Robert Blum Municipals, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended March 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Robert Blum Municipals, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robert Blum Municipals, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Robert Blum Municipals, Inc. stated that Robert Blum Municipals, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Robert Blum Municipals, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert Blum Municipals, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 27, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Robert Blum Municipals, Inc.

2000 Van Ness Avenue, Suite 415
San Francisco, CA 94109
Tel: (415) 673-2793
Fax: (415) 673-2796

Assertions Regarding Exemption Provisions

We, as members of management of Robert Blum Municipals, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2015 through March 31, 2016.

Robert Blum Municipals, Inc.

By:



Robert Blum, President

May 18, 2016